NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)
May 9, 2016
Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

KELSO TECHNOLOGIES INC.
NEW DIRECTOR NOMINEE

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) is pleased to announce that a new director nominee has been included in the Management Proxy Circular of the Company for his election at the Annual General Meeting of Shareholders to be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada on Thursday, June 2, 2016, at the hour of 10:00 a.m. PDT.

The nominee is Mr. Paul Cass. Mr. Cass has held several executive positions with Ballard Power Systems Inc. since 2001 including Vice President and Chief Operations Officer (2014 to March 31, 2016); Vice President, Operations (2009-2014); Director, Material Handling and Bus Markets, Customer Service & Apps Eng (2008-2009); Director Bus Markets, Customer Service & Applications Engineering (2005-2008); Director, Customer Service, Applications Engineering and Program Management (2003-2005); Director Programs and Product Development (2001-2003). Mr. Cass holds an MBA and BASc and is a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Eng).

Mr. William (Bill) Troy will step down as a director of the Company on June 2, 2016. Mr. Troy has been a key member of the Company finding the resources to keep Kelso solvent through its difficult financial times and initiated a new management team in 2010 setting the stage for a successful business development run through to present day. Mr. Troy has made many contributions to the health and welfare of the shareholders of Kelso over the past eleven years.

Mr. James R. Bond, President and CEO of the Company stated that “The Company is extremely pleased that Mr. Cass has agreed to stand for election as a director. Kelso wishes to thank Mr. Troy for his dedication to the development of Kelso as one of the most trusted brands in the railway equipment industry.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

 James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com